UGLD: VelocityShares 3x Long Gold ETNs Linked to the S&P GSCI® Gold Index ER

Note Information
Exchange Ticker	UGLD
Exposure	3x Long
Reset Period	Daily
Indicative Value Ticker	UGLD.IV
Inception Date	10/14/2011
Maturity Date*	10/14/2031
CUSIP	22542D688
Primary Exchange	NYSE Arca
Investor Fee**	1.35%

Issuer Information

Issuer	Credit Suisse AG

Index Information

Index - S&P GSCI® Gold Index ER

Bloomberg Index Ticker – SPGSGCP

*Subject to the Issuer’s option to extend the maturity for up to two additional five year periods.

**On any calendar day, the Daily Investor Fee is equal to the product of (1) the Closing Indicative Value for such series of ETNs on the immediately preceding Index Business Day times (2)(a) 0.0135 times (b) 1/365 times (c) d, where d is the number of calendar days from and including the immediately prior Index Business Day to but excluding the date of determination. The Daily Investor Fee is deemed to be zero on any day that is not an Index Business Day.

The VelocityShares 3x Long Gold ETNs linked to the S&P GSCI® Gold Index ER (the “ETNs”) are senior, unsecured obligations of Credit Suisse AG (“Credit Suisse”) acting through its Nassau branch. The ETNs seek to provide long exposure to three times (3x) the daily performance of the S&P GSCI® Gold Index ER (the “Index”) plus a daily accrual equal to the return that could be earned on a notional capital reinvestment at the three month U.S. Treasury rate as reported on Bloomberg under ticker USB3MTA, less the daily investor fee. The ETNs are intended to provide traders with an exchange traded instrument enabling them to efficiently express their market views on the COMEX gold future. We intend to list the ETNs on NYSE Arca under the symbol “UGLD”, however there is no assurance that our application will be approved and we have no obligation to maintain any listing on NYSE Arca or any other exchange. Any payments investors are entitled to receive on the ETNs are subject to the credit risk of the Issuer. The ETNs do not guarantee any return of principal at maturity and do not pay any interest during their term.

The Index is the excess return version of a sub-index of the S&P GSCI® Index (the “S&P GSCI®”) and represents only the gold component of, and is composed entirely of gold futures contracts included in, the S&P GSCI® Index (the “S&P GSCI®”). The S&P GSCI® is an index that tracks a world production-weighted basket of principal non-financial commodities (i.e., physical commodities) that satisfy specified criteria and represents the return of a portfolio of commodity futures contracts included in the S&P GSCI®. The S&P GSCI® is designed to be a measure of the performance over time of the markets for these commodities. The fluctuations in the value of the S&P GSCI® are intended generally to correlate with changes in the prices of such physical commodities in global markets. The ETNs do not represent an investment in physical gold.

Potential Benefits of the ETNs

•	The ETNs may be used to express short-term views on the direction of the Index
•	The ETNs seek to provide long exposure to three times (3x) the daily performance of the S&P GSCI® Gold Index Excess Return plus a daily accrual equal to the return that could be earned on a notional capital reinvestment at the three month U.S. Treasury rate as reported on Bloomberg under ticker USB3MTA, less the daily investor fee.

Risks Associated with the ETNs

•	The ETNs do not guarantee any return of principal. Investors should be willing to lose up to 100% of their investment.
•	Any payments on the ETNs are subject to the

ability of Credit Suisse to pay its obligations as they become due.

The ETNs are intended to be daily trading tools for sophisticated investors and are designed to reflect a leveraged long exposure to the Index on a daily basis, but their returns over different periods of time can, and most likely will, differ significantly from 3x the return on a direct long investment in the Index. The ETNs are very sensitive to changes in the level of the Index, and the ETNs may be negatively impacted in complex ways by volatility of the Index on a daily or intraday basis. Accordingly, the ETNs

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UGLD: VelocityShares 3x Long Gold ETNs

Risks (continued from prior page)

should be purchased by knowledgeable investors who understand the potential consequences of investing in the Index and of seeking daily compounding leveraged long investment results. Investors should actively and frequently monitor their investments in the ETNs, even intra-day.

•	If you hold your ETN as a long term investment, it is likely that you will lose all or a substantial portion of your investment.
•	It is possible than an investor in the notes will suffer significant losses even if the long-term performance of the applicable Index is positive.
•	The ETNs may be redeemed at the investor’s option subject to certain restrictions described in the prospectus such as a minimum number of ETNs required for redemption and redemption being limited to certain dates. Redemption prior to maturity may result in the imposition of a charge that would reduce the amount an investor receives to less than the full amount of the Closing Indicative Value.
•	The ETNs reflect a leveraged long position in the Index, which comprises futures contracts on a single commodity. Investors will not benefit from any of the advantages of a diversified investment and will bear the risks of a highly concentrated investment.
•	The return on the ETNs is linked to the performance of the Index, which in turn is linked to the performance of futures contracts on gold. Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors that may affect the level of the Index, and thus the value of the ETNs, in unpredictable or unanticipated ways.
•	Investors in the ETNs will not have rights that holders of gold or the commodity futures contracts included in the Index may have. Your ETNs will be paid in cash, and investors will have no right to receive any payment or delivery of amounts in respect of the futures contracts included in the Index.
•	The Index is linked to commodity futures contracts, not physical commodities (or their spot prices). A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the ETNs may underperform a similar investment that is linked to the spot price of gold.

•	Investors will not receive any periodic interest payments on the ETNs.
•	Although we intend to list each series of ETNs on NYSE Arca, a trading market for the ETNs may not develop. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange.
•	Investors must offer at least the applicable minimum redemption amount to Credit Suisse and satisfy the other requirements described in the applicable pricing supplement for the offer for redemption to be considered.
•	Investors will not be able to rescind an offer for redemption after it is received by the redemption agent, so investors will be exposed to market risk in the event market conditions change after the redemption agent receives an offer.
•	The tax consequences of the ETNs are uncertain.
•	The Issuer may accelerate the ETNs at any time at its option or if an acceleration event occurs, and upon any such acceleration, investors may receive less, and possibly significantly less, than their original investment in the ETNs.
•	Because the Index is an excess return index, it measures the hypothetical returns on an uncollateralized investment in futures contracts. By contrast, a total return index would also include the interest that could be earned on the funds committed to a collateralized investment in futures contracts, which would increase the level of the index relative to the excess return version.

The risks set forth in the sections entitled “Risks Associated with the ETNs” on the preceding page and “Risks (continued from prior page)” on this page are only intended as summaries of some of the risks relating to an investment in the ETNs. Prior to investing in the ETNs, you should, in particular, review the “Risks Factors” section in the applicable pricing supplement, which sets forth risks related to an investment in the ETNs.

Credit Suisse has filed a registration statement (including a pricing supplement, prospectus supplement and prospectus) with the ETNs and Exchange Commission, or SEC, for the offering of ETNs. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 (File No. 333-158199-10), to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or VLS Securities LLC or any agent or dealer participating in an offering will arrange to send you the applicable terms sheet or pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free at 1-800-221-1037.

Information contained in the VelocityShares website (www.velocityshares.com) is not incorporated by reference in, and should not be considered a part of, this free writing prospectus or any pricing supplement of Credit Suisse, and to the extent any of such information has not been filed by Credit Suisse, we have not participated in the preparation of, or verified, such publicly available information.

“Standard & Poor’s®”, “S&P®”, and “S&P GSCI®” are trademarks of Standard & Poor's Financial Services LLC (“S&P”) and have been licensed for use by us. The S&P GSCI®, the GSCI Sector Indices and the GSCI Component Index are not owned, endorsed, or approved by or associated with Goldman Sachs & Co. or its affiliated companies. The ETNs are not sponsored, endorsed, sold or promoted by S&P and make no representation regarding the advisability of investing in the ETNs.

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